Exhibit 8

Significant Subsidiaries of Amdocs Limited

List of the Subsidiaries*	Jurisdiction of Incorporation or Organization	Business Name
Amdocs Development Centre India LLP	India	Amdocs Development Centre India LLP

Amdocs Development Limited	Republic of Cyprus	Amdocs Development Limited

Amdocs, Inc.	State of Delaware, USA	Amdocs, Inc.

Amdocs International GmbH	Switzerland	Amdocs International GmbH

Amdocs (Israel) Limited	Israel	Amdocs (Israel) Limited

Amdocs Management Limited	United Kingdom	Amdocs Management Limited

Amdocs Software Systems Ltd.	Ireland	Amdocs Software Systems Ltd.

Amdocs (UK) Limited	United Kingdom	Amdocs (UK) Limited

Amdocs Canadian Managed Services, Inc.	Canada	Amdocs Canadian Managed Services, Inc.

Sypress, Inc.	State of Delaware, USA	Sypress, Inc.

European Software Marketing Ltd.	Island of Guernsey, Channel Islands	European Software Marketing Ltd.

*	Each subsidiary listed is directly or indirectly wholly-owned by Amdocs Limited.